SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of November, 2006
                                          --------------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  NOTIFICATION OF MAJOR INTERESTS IN SHARES
                                -----------------------------------------


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AMVESCAP PLC
IMMEDIATE RELEASE 1 DECEMBER 2006
CONTACT: MICHAEL S PERMAN TEL: 020 7065 3942


                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.  Name of company

    AMVESCAP PLC

2.  Name of shareholder having a major interest

    BARCLAYS PLC THROUGH THE LEGAL ENTITIES LISTED BELOW:-
                                                                   Holding
    Barclays Global Investors Canada Ltd                             55,697
    Barclays Bank Trust Company Ltd                                   8,219
    Barclays Global Investors Japan Trust & Banking                 845,531
    Barclays Global Investors Japan Ltd                              73,392
    Barclays Capital Securities Ltd                               8,132,241
    Barclays Global Investors, N.A.                               5,009,670
    Barclays Capital Inc                                            849,293
    Barclays Private Bank and Trust Ltd                                 800
    Barclays Life Assurance Co Ltd                                1,090,271
    Barclays Global Investors Ltd                                 6,676,842
    Barclays Global Investors Australia Ltd                          63,699
    Barclays Global Fund Advisors                                 2,897,629
    Gerrard Ltd                                                     481,157
                                        GROUP HOLDING            26,184,441

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

    NOTIFICATION IS IN RESPECT OF THE SHAREHOLDERS NAMED IN 2 ABOVE.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

    -

5.  Number of shares/amount of stock acquired

    NOT STATED

6.  Percentage of issued class

    NOT STATED

7.  Number of shares/amount of stock disposed

    -

8.  Percentage of issued class

    -

9.  Class of security

    ORDINARY SHARES

10. Date of transaction

    28 NOVEMBER 2006

11. Date company informed

    1 DECEMBER 2006

12. Total holding following this notification

    26,184,441

13. Total percentage holding of issued class following this notification

    3.152%

14. Any additional information

    -

15. Name of contact and telephone number for queries

    MICHAEL S PERMAN
    TEL: 020 7065 3942

16. Name and signature of authorised company official responsible for making this notification

    Michael S Perman
    AMVESCAP PLC
    COMPANY SECRETARY

    Date of notification

    1 DECEMBER 2006


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


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Registered Holder                            Account                    Holding
                                           Designation
Bank of New York                                                         52,603
Barclays Capital Nominees Limited                                       849,293
Barclays Capital Nominees Limited                                     7,829,693
Barclays Global Investors Canada                                         55,697
Barclays Trust Co & Others                                                4,441
Barclays Trust Co R69                                                     3,778
Chase Nominees Ltd                            16376                     413,003
Chase Nominees Ltd                            28270                     273,518
Durlacher Nominees Ltd                                                  302,548
Gerrard Nominees Limited                      630871                        400
Gerrard Nominees Limited                      652198                      5,000
Gerrard Nominees Limited                      660758                      2,000
Gerrard Nominees Limited                      770101                      6,440
Greig Middleton Nominees Limited (GM1)                                   53,505
Investors Bank and Trust Co.                                          4,559,386
Investors Bank and Trust Co.                                          2,897,629
JP Morgan (BGI Custody)                       16331                     199,248
JP Morgan (BGI Custody)                       16338                      47,638
JP Morgan (BGI Custody)                       16341                     447,801
JP Morgan (BGI Custody)                       16342                     107,735
JP Morgan (BGI Custody)                       16400                   6,199,901
JP Morgan (BGI Custody)                       17011                      14,331
JP Morgan (BGI Custody)                       18408                      63,938
JPMorgan Chase Bank                                                      24,527
JPMorgan Chase Bank                                                      63,699
JPMorgan Chase Bank                                                     845,531
JPMorgan Chase Bank                                                      49,649
Mellon Trust - US CUSTODIAN/                                             26,691
Mitsui Asset                                                             12,921
R C Greig Nominees Limited                                              194,673
R C Greig Nominees Limited GP1                                           18,980
R C Greig Nominees Limited SA1                                           11,053
R C Greig Nominees Limited a/c                 AK1                      139,972
R C Greig Nominees Limited a/c                 BL1                       30,014
R C Greig Nominees Limited a/c                 CM1                       19,120
Reflex Nominees Limited                                                     800
STATE STREET BOSTON                                                     346,463
Trust & Custody Services Bank                                            10,822
                                   TOTAL                             26,184,441






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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  1 December, 2006                  By   /s/  Michael S. Perman
      -----------------                 ---------------------------
                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary